

February 8, 2022

Peter Crage
Executive Vice President, Chief Financial Officer and Treasurer
TravelCenters of America Inc.
24601 Center Ridge Road
Westlake, OH 44145

> **Re: TravelCenters of America Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-33274**

Dear Mr. Crage:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services